UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	General Manager, Financial Accounting Dept.

Date:      May 13, 2016

Sumitomo Mitsui Financial Group, Inc. (SMFG) Consolidated financial results for the fiscal year ended March 31, 2016 <Under Japanese GAAP>	May 13, 2016

Head office:    1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock exchange listings:    Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL:    http://www.smfg.co.jp/english/

President:    Koichi Miyata

Date of ordinary general meeting of shareholders:    June 29, 2016    Date of payment of year-end dividends:    June 29, 2016

Annual securities report (Yukashoken hokokusho) issuing date:    June 29, 2016

Investors meeting presentation for financial results:     Scheduled

(Note) Amounts less than one million yen have been rounded down.

 1. Consolidated financial results (for the fiscal year ended March 31, 2016)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Ordinary income		Ordinary profit		Profit attributable to owners of parent
Fiscal year ended March 31, 2016	¥4,772,100	(1.6)%	¥985,284	(25.4)%	¥646,687	(14.2)%
Fiscal year ended March 31, 2015	4,851,202	4.5	1,321,156	(7.8)	753,610	(9.8)

Notes:	1.	Comprehensive income:
		(a) for the fiscal year ended March 31, 2016: ¥ 178,328 million [(91.4)%]
		(b) for the fiscal year ended March 31, 2015: ¥ 2,063,510 million [58.3%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the previous fiscal year.

	Earnings per share	Earnings per share (diluted)	Return on net assets	Ordinary profit on total assets	Ordinary profit on ordinary income
Fiscal year ended March 31, 2016	¥472.99	¥472.67	7.2%	0.5%	20.6%
Fiscal year ended March 31, 2015	551.18	550.85	9.2	0.8	27.2

Note:	Equity in gains (losses) of affiliates:
(a) for the fiscal year ended March 31, 2016: ¥ (36,196) million (b) for the fiscal year ended March 31, 2015: ¥ (10,600) million

(2) Financial position	(Millions of yen, except per share data and percentages)

	Total assets	Net assets	Net assets ratio	Net assets per share
As of March 31, 2016	¥186,585,842	¥10,447,669	4.8%	¥ 6,519.60
As of March 31, 2015	183,442,585	10,696,271	4.9	6,598.87

Notes:	1.	Stockholders’ equity:
		(a) as of March 31, 2016: ¥ 8,913,761million (b) as of March 31, 2015: ¥ 9,022,249 million
	2.	Net assets ratio = {(Net assets – Stock acquisition rights – Non-controlling interests) / Total assets} X 100

(3) Cash flows	(Millions of yen)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at year-end
Fiscal year ended March 31, 2016	¥(1,127,308)	¥5,240,950	¥(55,995)	¥ 37,556,806
Fiscal year ended March 31, 2015	8,240,226	(1,457,188)	(302,589)	33,598,680

2. Dividends on common stock	(Millions of yen, except per share data and percentages)

	Cash dividends per share					Total dividends (annual)	Dividend payout ratio	Ratio of dividends to net assets
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2015	¥ –	¥ 60	¥ –	¥ 80	¥ 140	¥ 197,409	26.2%	2.4%
ended March 31, 2016	–	75	–	75	150	211,506	32.7	2.4
ending March 31, 2017 (forecast)	–	75	–	75	150		30.2

Notes:	1.	Dividend payout ratio = (Total dividends on common stock / Profit attributable to owners of parent) X 100
	2.	Ratio of dividends to net assets = Total dividends on common stock / {(Beginning balance of Stockholders’ equity + Ending balance of Stockholders’ equity) / 2}X 100

 3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2017)

(Millions of yen)

	Ordinary profit	Profit attributable to owners of parent
Fiscal year ending March 31, 2017	¥ 1,020,000 3.5%	¥ 700,000 8.2%

[Notes]

(1) There were no changes in material consolidated subsidiaries in the fiscal year.

(2) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	:	No
(b) Changes in accounting policies due to reasons other than above (a)	:	No
(c) Changes in accounting estimates	:	No
(d) Restatements
	:	No

(3) Number of common stock issued

	As of March 31, 2016	As of March 31, 2015
(a) Number of shares issued (including treasury stocks)	1,414,055,625 shares	1,414,055,625 shares
(b) Number of treasury stocks	46,830,882 shares	46,814,201 shares

	Fiscal year ended March 31, 2016	Fiscal year ended March 31, 2015
(c) Average number of shares issued in the year	1,367,228,547 shares	1,367,258,173 shares

Note: Number of shares used in calculating “Earnings per share” (on a consolidated basis) is reported on page 32

[Reference] Summary of financial information on a non-consolidated basis

Non-consolidated financial results (for the fiscal year ended March 31, 2016)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Operating income		Operating profit		Ordinary profit		Net income
Fiscal year ended March 31, 2016	¥577,845	9.6%	¥538,496	9.1%	¥527,292	8.5%	¥527,288	8.5%
ended March 31, 2015	527,391	139.4	493,651	153.1	485,974	157.1	485,970	157.1

	Earnings per share		Earnings per share (diluted)
Fiscal year ended March 31, 2016	¥373.95		¥373.70
ended March 31, 2015	344.64		344.44

Note: Percentages shown in operating income, operating profit, ordinary profit and net income are the increase (decrease) from the previous fiscal year.

(2) Financial position	(Millions of yen, except per share data and percentages)

	Total assets	Net assets	Net assets ratio	Net assets per share
As of March 31, 2016	¥ 8,187,559	¥ 5,272,925	64.4%	¥ 3,737.67
As of March 31, 2015	6,843,998	4,963,782	72.5	3,518.78

Note: Stockholders’ equity

(a) as of March 31, 2016: ¥ 5,270,289 million      (b) as of March 31, 2015: ¥ 4,961,697 million

[Note on audit procedures]

This report is out of the scope of the audit procedures which is required by “Financial Instruments and Exchange Act.” Therefore, the audit procedures of consolidated financial statements and non-consolidated financial statements have not been completed as of the disclosure of this earnings report.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

* Appendix: Financial results for the fiscal year ended March 31, 2016 supplementary information

Sumitomo Mitsui Financial Group, Inc.

I. Operating and financial review

1. Consolidated operating results for the fiscal year ended March 31, 2016 (fiscal 2015)

(1)	Operating results

In fiscal 2015, gross profit decreased by ¥76.4 billion year-on-year to ¥2,904.0 billion. The primary reasons for the decrease were the fall in net interest income at Sumitomo Mitsui Banking Corporation (“SMBC”) and slugging growth in sales of foreign bonds and investment trusts at SMBC Nikko Securities, Inc., despite of an increase in credit card revenue at Sumitomo Mitsui Card Company, Limited.

General and administrative expenses increased by ¥65.5 billion year-on-year to ¥1,724.8 billion, mainly due to ongoing investments by SMBC and other subsidiaries to enhance top-line growth.

Equity in gains (losses) of affiliates decreased by ¥25.6 billion year-on-year to loss of ¥36.2 billion primarily due to a goodwill impairment loss of investments in PT Bank Tabungan Pensiunan Nasional Tbk (“BTPN”) resulting from a decline in its share price, offsetting contribution of earnings of The Bank of East Asia, Limited which had become an equity method affiliate in March 2015.

Total credit cost increased by ¥95.0 billion year-on-year to ¥102.8 billion. This was mainly due to a decrease in gains on reversal of reserve for possible loan losses recognized and for other reasons by SMBC.

As a result, ordinary profit decreased by ¥335.9 billion year-on-year to ¥985.3 billion and profit attributable to owners parent decreased by ¥106.9 billion year-on-year to ¥646.7 billion.

Consolidated		(Billions of yen)

	Fiscal year ended March 31, 2016	Change from the fiscal year ended March 31, 2015
Net business profit	¥ 1,142.9	¥ (167.5)
Gross profit	2,904.0	(76.4)
General and administrative expenses	(1,724.8)	(65.5)
Equity in earnings of affiliates	(36.2)	(25.6)
Total credit cost	(102.8)	(95.0)
Ordinary profit	985.3	(335.9)
Profit attributable to owners of parent	646.7	(106.9)

SMBC, non-consolidated
Banking profit *	¥ 728.8	¥ (114.3)
Gross banking profit	1,534.3	(100.0)
Expenses(excluding non-recurring losses)	(805.5)	(14.3)
Total credit cost	3.2	(76.9)
Ordinary profit	747.9	(208.1)
Net income	609.2	(33.8)

* Banking profit (before provision for general reserve for possible loan losses)

(2)	Earnings forecast for the fiscal year ending March 31, 2017 (fiscal 2016)

As for earnings forecast on a consolidated basis, ordinary profit and profit attributable to owners of parent are expected to amount to ¥ 1,020 billion and ¥ 700 billion, respectively.

2. Consolidated financial position as of March 31, 2016

(1)	Assets and liabilities

Total assets as of March 31, 2016 were ¥186,585.8 billion, a year-on-year increase of ¥3,143.3 billion.

As for major account balances, loans and bills discounted increased by ¥1,997.8 billion to ¥ 75,066.1 billion year-on-year, while securities were ¥25,264.4 billion, a year-on-year decrease of ¥ 4,369.2 billion. Deposits increased by ¥9,620.9 billion to ¥110,668.8 billion year-on-year.

Sumitomo Mitsui Financial Group, Inc.

(2)	Net assets

Net assets were ¥ 10,447.7 billion, a year-on-year decrease of ¥ 248.6 billion. Stockholders’ equity within net assets was ¥ 7,454.3 billion, a year-on-year increase of ¥ 435.9 billion due mainly to the contribution of profit attributable to owners of parent and the payment of cash dividends.

(3)	Cash flows

SMFG used ¥ 1,127.3 billion in cash flows from operating activities including interest received and paid, net changes in loans and bills discounted and deposits, a year-on-year decrease in cash flows of ¥ 9,367.5 billion, and generated ¥ 5,241.0 billion in cash flows from investing activities including purchases and sale of, securities and tangible fixed assets, a year-on-year increase in cash flows of ¥ 6,698.1 billion, and used ¥ 56.0 billion in cash flows from financing activities including issuance of subordinated borrowings, a year-on-year increase in cash flows of ¥ 246.6 billion. Consequently, cash and cash equivalents amounted to ¥ 37,556.8 billion, a year-on-year increase of ¥ 3,958.1 billion.

(4)	Capital ratio (BIS guidelines, preliminary)

Total capital ratio was 17.02% on a consolidated basis, Tier 1 capital ratio was 13.68% on a consolidated basis, and Common equity Tier 1 capital ratio was 11.81% on a consolidated basis.

3. Dividend policy and dividends for fiscal 2015 and 2016

SMFG aims the sustainable growth of shareholder value, by achieving higher profitability and growth through growth investments with the focus on efficiency of our capital, while enhancing retained earnings to maintain financial soundness.

We also intend to enhance shareholder return by implementing measures such as raising the dividend per share in a stable manner, taking into account the trend in economic environment and developments in financial regulations.

In line with this policy, SMFG has decided to pay the following dividends on common stock in view of the fiscal 2015 operating results.

Common stock:

Year-end dividends	¥ 75 per share

Annual (including interim dividend)	¥ 150	(ordinary dividend increased ¥10 per share as fiscal 2014)

SMFG intends to pay the following dividends for fiscal 2016 based on the fiscal 2015 earnings forecast, level of dividend payout ratio and policy of maintaining stable dividend payment.

Common stock	¥ 150 per share	(same as fiscal 2015)

[interim dividends]	[¥ 75]

4. Risk factors

Principal risk factors that could materially affect SMFG and SMFG Group’s operating results and financial position are as follows. SMFG takes necessary measures to prevent/mitigate the risk of the following events from occurring, and responds quickly and appropriately when such events do occur.

●	Risk of economic and financial environment deteriorating
●	Risk of SMFG Group’s strategy failing
●	Risk of joint venture, alliance, investment, merger and acquisition failing
●	Risk of overseas expansion failing
●	Risk of non-performing loans and credit costs increasing
●	Risks associated with equity portfolio
●	Risks associated with trading business and investment activities
●	Risks associated with foreign exchange trading
●	Risk of capital ratio declining
●	Risks resulting from natural disasters
●	Risks associated with transactions with counterparties in Iran and other countries designated by the U.S. Department of State as state sponsors of terrorism
●	Risks related to changes in laws, regulations, regimes, and other regulatory matters

      Note: The above risk factors are as of May 13, 2016

Sumitomo Mitsui Financial Group, Inc.

II. Overview of SMFG group

SMFG group primarily conducts commercial banking through the following financial services: leasing, securities, consumer finance, system development and data processing. SMFG has 341 consolidated subsidiaries and 59 equity method affiliates.

* Consolidated subsidiary    ** Equity method affiliate

Sumitomo Mitsui Financial Group, Inc.

III. Management policy

1. Our basic policy

We aim to be a global financial group that, by earning the highest trust of our customers, leads the growth of Japan and the Asian region. Our mission is as follows:

-	We grow and prosper together with our customers, by providing services of greater value to them.
-	We aim to maximize our shareholders’ value through the continuous growth of our business.
-	We create a work environment that encourages and rewards diligent and highly-motivated employees.

2. Targeted management indices

The SMFG group launched a medium-term management plan for the three years from fiscal 2014 to 2016 in May 2014. We have five financial targets for fiscal 2016 as shown below. .

Financial targets for FY2016 (SMFG consolidated basis)

Growth	Growth rate of Consolidated gross profit	Around +15% *1
Profitability	Consolidated ROE	Around 10%
	Consolidated net income RORA	Around 1%
	Consolidated overhead ratio	In the mid 50%
Financial soundness	Common Equity Tier 1 Capital Ratio *2	Around 10%

*1 FY2016 targeted consolidated gross profit in comparison with FY2013 figure.

*2 Basel III fully-loaded basis (based on the definition as of March 31, 2019)

3. Medium- to long-term management strategy

Our vision for the next decade as set forth in the medium-term management plan announced in May 2014 is as follows in view of the changing business environment.

-	We will become a global financial group that, by earning the highest trust of our customers, leads the growth of Japan and the Asian region.

Specifically, we aim to achieve the following three points during the next decade.

➢	We will become a truly Asia-centric institution.
➢	We will develop the best-in-class earnings base in Japan.
➢	We will realize true globalization and continue to evolve our business model.

We also set the following four management goals of the three-year medium-term management plan as the first step toward realizing our vision.

-	Develop and evolve client-centric business models for main domestic and international businesses
-	Build a platform for realizing Asia-centric operations and capture growth opportunities
-	Realize sustainable growth of top-line profit while maintaining soundness and profitability
-	Upgrade corporate infrastructure to support next stage of growth

4. Issues to be addressed

Our basic policy for fiscal 2016, the final year of the medium-term management plan, is as follows: “Focus on bottom-line profit by strengthening efforts to improve profitability and efficiency, while maximizing efforts to realize the key initiatives set in the medium-term management plan and grow our top line profit” and “Run a strict risk-sensitive operation given the current uncertain business environment, while pursuing new business opportunities by responding to changes in a proactive and innovative manner.” Based on the above, we plan to implement the following initiatives.

(1) Develop and evolve client-centric business models for main domestic and international businesses

We aim to enhance our capability to address the increasingly diverse and sophisticated needs of our clients by swiftly implementing new business models that are even more client-centric and create a stronger franchise both domestically and internationally.

Sumitomo Mitsui Financial Group, Inc.

For large corporate clients, we intend to reinforce our capability to respond and provide solutions to our clients’ global needs by further strengthening the collaboration between SMBC and SMBC Nikko Securities Inc. and accelerating seamless operations between domestic and overseas offices, in order to deliver higher quality services to our clients.

For medium and small-sized corporate clients, we aim to enhance our capability to meet the financial needs of each individual company by further developing talented professionals and reinforcing our on-the-ground capabilities. In addition, we aim to continue to proactively contribute to the growth of the Japanese economy by providing financial services, such as SMBC and SMBC Nikko Securities Inc. providing comprehensive support to clients considering an initial public offering. As for business owners, we intend to strive to provide added value by swiftly addressing both their business and personal needs through one-stop-services.

For individual clients, we intend to strengthen our capability to meet our clients’ diversifying financial needs by further promoting the collaboration between SMBC and SMBC Nikko Securities Inc., delivering personal wealth management solutions from a medium-to-long-term perspective, and providing a wide variety of products and services including foreign currency deposits and wrap accounts. We also aim to enhance our capability to provide services utilizing information and communication technology (ICT) through measures such as improving the usability of our smartphone banking services. In the consumer finance business, we plan to continue strengthening the collaboration between SMBC and SMBC Consumer Finance Co., Ltd, and develop the business on a group-wide basis.

For non-Japanese corporate clients in the overseas markets, we aim to promote cross-selling by enhancing our capability to provide services, such as securities related services by SMBC Nikko Securities Inc. and transaction banking services by SMBC.

For institutional investors, we aim to strengthen the framework for originating and distributing financial products on a group-wide basis in order to respond to their diversified and various financial investment needs.

We intend to continue to position ICT and transaction banking as important business platforms, and offer cutting-edge services to our clients by utilizing both internal and external resources, and strengthening our efforts to pursue FinTech-related innovation on a group-wide basis.

(2) Build a platform for realizing Asia-centric operations and capture growth opportunities

Although the global economy has been slowing down, especially in the emerging markets, developing business in Asia will continue to be our highest priority in our medium-to-long-term business strategy, and we intend to steadily build a business platform in the region. We also plan to accelerate our Multi-Franchise strategy as highlighted by our collaboration with Bank Tabungan Pensiunan Nasional of Indonesia to introduce a new branchless retail banking model utilizing ICT. Through these initiatives, we aim to further enhance our presence in Asia.

(3) Realize sustainable growth of top-line profit while maintaining soundness and profitability

Underpinned by a stable financial base, we aim to achieve sustainable growth in our consolidated gross profit while continuing to focus on maintaining financial soundness. At the same time, taking into account the changing business environment, including the global economic slowdown, we aim to focus on enhancing our risk sensitivity, and strengthening our efforts to improve profitability and efficiency.

(4) Upgrade corporate infrastructure to support the next stage of growth

We intend to further reinforce our management platform to support our business as it develops globally, through initiatives such as strengthening corporate governance, enhancing our risk management system, preparing for changes in domestic and international laws and regulations, and promoting diversity and inclusion.

We aim to enhance value for our clients, shareholders, financial markets, and society by accomplishing the above initiatives in a steady and sound manner.

IV. Basic approach to the selection of accounting standards

SMFG is a banking holding company which is required to prepare consolidated financial statements in conformity with Japanese GAAP under the applicable laws. SMFG therefore selects Japanese GAAP as our accounting standards.

Since American depository receipts (ADRs) of SMFG are listed on the New York Stock Exchange, consolidated financial statements are separately prepared in accordance with International Financial Reporting Standards (IFRS).

Sumitomo Mitsui Financial Group, Inc.

V. Consolidated financial statements

1. Consolidated balance sheets

	Millions of yen
March 31,	2015	2016
Assets:
Cash and due from banks	¥39,748,979	¥42,789,236
Call loans and bills bought	1,326,965	1,291,365
Receivables under resale agreements	746,431	494,949
Receivables under securities borrowing transactions	6,477,063	7,972,918
Monetary claims bought	4,286,592	4,350,012
Trading assets	7,483,681	8,063,281
Money held in trust	7,087	5,163
Securities	29,633,667	25,264,445
Loans and bills discounted	73,068,240	75,066,080
Foreign exchanges	1,907,667	1,577,167
Lease receivables and investment assets	1,909,143	1,987,034
Other assets	6,156,091	6,702,774
Tangible fixed assets	2,770,853	2,919,424
Assets for rent	1,790,787	1,884,778
Buildings	313,381	386,222
Land	469,167	489,144
Lease assets	8,368	7,558
Construction in progress	76,413	27,188
Other tangible fixed assets	112,735	124,531
Intangible fixed assets	819,560	878,265
Software	359,216	408,272
Goodwill	351,966	339,185
Lease assets	307	268
Other intangible fixed assets	108,070	130,538
Net defined benefit asset	376,255	203,274
Deferred tax assets	127,841	125,832
Customers’ liabilities for acceptances and guarantees	7,267,713	7,519,635
Reserve for possible loan losses	(671,248)	(625,019)

Total assets	¥183,442,585	¥186,585,842

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
March 31,	2015	2016
Liabilities:
Deposits	¥101,047,918	¥110,668,828
Negotiable certificates of deposit	13,825,898	14,250,434
Call money and bills sold	5,873,123	1,220,455
Payables under repurchase agreements	991,860	1,761,822
Payables under securities lending transactions	7,833,219	5,309,003
Commercial paper	3,351,459	3,017,404
Trading liabilities	5,664,688	6,112,667
Borrowed money	9,778,095	8,571,227
Foreign exchanges	1,110,822	1,083,450
Short-term bonds	1,370,800	1,271,300
Bonds	6,222,918	7,006,357
Due to trust account	718,133	944,542
Other liabilities	6,728,951	6,632,027
Reserve for employee bonuses	73,359	68,476
Reserve for executive bonuses	3,344	2,446
Net defined benefit liability	38,096	48,570
Reserve for executive retirement benefits	2,128	2,202
Reserve for point service program	19,050	19,706
Reserve for reimbursement of deposits	20,870	16,979
Reserve for losses on interest repayment	166,793	228,741
Reserves under the special laws	1,124	1,498
Deferred tax liabilities	601,393	348,190
Deferred tax liabilities for land revaluation	34,550	32,203
Acceptances and guarantees	7,267,713	7,519,635

Total liabilities	172,746,314	176,138,173

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	757,329	757,306
Retained earnings	4,098,425	4,534,472
Treasury stock	(175,261)	(175,381)

Total stockholders’ equity	7,018,389	7,454,294

Net unrealized gains (losses) on other securities	1,791,049	1,347,689
Net deferred gains (losses) on hedges	(30,180)	55,130
Land revaluation excess	39,014	39,416
Foreign currency translation adjustments	156,309	87,042
Remeasurements of defined benefit plans	47,667	(69,811)

Total accumulated other comprehensive income	2,003,859	1,459,467

Stock acquisition rights	2,284	2,884
Non-controlling interests	1,671,738	1,531,022

Total net assets	10,696,271	10,447,669

Total liabilities and net assets	¥183,442,585	¥186,585,842

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated statements of income and consolidated statements of comprehensive income

(Consolidated statements of income)

	Millions of yen
Year ended March 31,	2015	2016
Ordinary income	¥4,851,202	¥4,772,100
Interest income	1,891,932	1,868,313
Interest on loans and discounts	1,312,629	1,326,402
Interest and dividends on securities	336,345	303,132
Interest on call loans and bills bought	19,599	20,457
Interest on receivables under resale agreements	9,640	10,100
Interest on receivables under securities borrowing transactions	7,826	10,747
Interest on deposits with banks	43,147	37,537
Interest on lease transactions	62,097	59,366
Other interest income	100,645	100,567
Trust fees	2,890	3,681
Fees and commissions	1,126,285	1,134,463
Trading income	252,976	225,481
Other operating income	1,359,109	1,342,665
Lease-related income	189,261	197,699
Installment-related income	692,151	743,815
Other	477,695	401,150
Other income	218,008	197,494
Gains on reversal of reserve for possible loan losses	61,158	—
Recoveries of written-off claims	15,979	19,735
Other	140,870	177,759
Ordinary expenses	3,530,046	3,786,815
Interest expenses	386,753	445,385
Interest on deposits	126,371	140,633
Interest on negotiable certificates of deposit	43,904	49,319
Interest on call money and bills sold	4,201	5,360
Interest on payables under repurchase agreements	4,921	8,077
Interest on payables under securities lending transactions	5,036	6,726
Interest on commercial paper	8,047	10,415
Interest on borrowed money	34,814	39,825
Interest on short-term bonds	1,393	1,400
Interest on bonds	110,461	129,295
Other interest expenses	47,602	54,331
Fees and commissions payments	129,609	130,625
Trading losses	57,856	—
Other operating expenses	1,078,570	1,094,630
Lease-related expenses	89,310	91,017
Installment-related expenses	650,913	698,904
Other	338,346	304,708
General and administrative expenses	1,659,341	1,724,836
Other expenses	217,914	391,338
Provision for reserve for possible loan losses	—	34,842
Other	217,914	356,495

Ordinary profit	1,321,156	985,284

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
Year ended March 31,	2015	2016
Extraordinary gains	¥538	¥3,911
Gains on disposal of fixed assets	538	3,714
Gains on negative goodwill	—	138
Reversal of reserve for eventual future operating losses from financial instruments transactions	—	0
Other extraordinary gains	—	58
Extraordinary losses	12,316	9,026
Losses on disposal of fixed assets	6,853	4,289
Losses on impairment of fixed assets	5,109	4,362
Provision for reserve for eventual future operating losses from financial instruments transactions	353	374

Income before income taxes	1,309,377	980,170

Income taxes-current	325,341	244,223
Income taxes-deferred	116,020	(19,175)

Income taxes	441,362	225,047

Profit	868,015	755,123

Profit attributable to non-controlling interests	114,405	108,435

Profit attributable to owners of parent	¥753,610	¥646,687

(Consolidated statements of comprehensive income)

	Millions of yen
Year ended March 31,	2015	2016
Profit	¥868,015	¥755,123
Other comprehensive income	1,195,494	(576,794)
Net unrealized gains (losses) on other securities	864,496	(444,981)
Net deferred gains (losses) on hedges	29,458	82,552
Land revaluation excess	3,604	1,705
Foreign currency translation adjustments	175,840	(92,121)
Remeasurements of defined benefit plans	122,552	(121,933)
Share of other comprehensive income of affiliates	(458)	(2,016)

Total comprehensive income	2,063,510	178,328

Comprehensive income attributable to owners of parent	1,879,838	103,599
Comprehensive income attributable to non-controlling interests	183,672	74,728

Sumitomo Mitsui Financial Group, Inc.

3. Consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
Year ended March 31, 2015	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,337,895	¥758,349	¥3,480,085	¥(175,115)	¥6,401,215
Cumulative effects of changes in accounting policies			35,459		35,459
Restated balance	2,337,895	758,349	3,515,544	(175,115)	6,436,674
Changes in the fiscal year
Cash dividends			(170,908)		(170,908)
Profit attributable to owners of parent			753,610		753,610
Purchase of treasury stock				(161)	(161)
Disposal of treasury stock		2		15	17
Changes in shareholders’ interest due to transaction with non-controlling interests		(1,021)			(1,021)
Increase due to increase in subsidiaries			38		38
Increase due to decrease in subsidiaries			5		5
Decrease due to increase in subsidiaries			(165)		(165)
Decrease due to decrease in subsidiaries			(20)		(20)
Reversal of land revaluation excess			321		321
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	(1,019)	582,880	(146)	581,715

Balance at the end of the fiscal year	¥2,337,895	¥757,329	¥4,098,425	¥(175,261)	¥7,018,389

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2015	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥949,508	¥(60,946)	¥35,749	¥27,239	¥(73,579)	¥877,971
Cumulative effects of changes in accounting policies
Restated balance	949,508	(60,946)	35,749	27,239	(73,579)	877,971
Changes in the fiscal year
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the fiscal year	841,541	30,766	3,265	129,070	121,246	1,125,888

Net changes in the fiscal year	841,541	30,766	3,265	129,070	121,246	1,125,888

Balance at the end of the fiscal year	¥1,791,049	¥(30,180)	¥39,014	¥156,309	¥47,667	¥2,003,859

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
Year ended March 31, 2015	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥1,791	¥1,724,041	¥9,005,019
Cumulative effects of changes in accounting policies		(431)	35,027
Restated balance	1,791	1,723,610	9,040,047
Changes in the fiscal year
Cash dividends			(170,908)
Profit attributable to owners of parent			753,610
Purchase of treasury stock			(161)
Disposal of treasury stock			17
Changes in shareholders’ interest due to transaction with non-controlling interests			(1,021)
Increase due to increase in subsidiaries			38
Increase due to decrease in subsidiaries			5
Decrease due to increase in subsidiaries			(165)
Decrease due to decrease in subsidiaries			(20)
Reversal of land revaluation excess			321
Net changes in items other than stockholders’ equity in the fiscal year	492	(51,872)	1,074,509

Net changes in the fiscal year	492	(51,872)	1,656,224

Balance at the end of the fiscal year	¥2,284	¥1,671,738	¥10,696,271

	Millions of yen
	Stockholders’ equity
Year ended March 31, 2016	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,337,895	¥757,329	¥4,098,425	¥(175,261)	¥7,018,389
Changes in the fiscal year
Cash dividends			(211,921)		(211,921)
Profit attributable to owners of parent			646,687		646,687
Purchase of treasury stock				(191)	(191)
Disposal of treasury stock		(17)		71	54
Changes in shareholders’ interest due to transaction with non-controlling interests		(5)			(5)
Increase due to increase in subsidiaries			50		50
Increase due to decrease in subsidiaries			3		3
Decrease due to increase in subsidiaries			(16)		(16)
Decrease due to decrease in subsidiaries			(51)		(51)
Reversal of land revaluation excess			1,295		1,295
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	(23)	436,047	(119)	435,904

Balance at the end of the fiscal year	¥2,337,895	¥757,306	¥4,534,472	¥(175,381)	¥7,454,294

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2016	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,791,049	¥(30,180)	¥39,014	¥156,309	¥47,667	¥2,003,859
Changes in the fiscal year
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the fiscal year	(433,359)	85,310	401	(69,266)	(117,478)	(544,392)

Net changes in the fiscal year	(433,359)	85,310	401	(69,266)	(117,478)	(544,392)

Balance at the end of the fiscal year	¥1,347,689	¥55,130	¥39,416	¥87,042	¥(69,811)	¥1,459,467

	Millions of yen
Year ended March 31, 2016	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥2,284	¥1,671,738	¥10,696,271
Changes in the fiscal year
Cash dividends			(211,921)
Profit attributable to owners of parent			646,687
Purchase of treasury stock			(191)
Disposal of treasury stock			54
Changes in shareholders’ interest due to transaction with non-controlling interests			(5)
Increase due to increase in subsidiaries			50
Increase due to decrease in subsidiaries			3
Decrease due to increase in subsidiaries			(16)
Decrease due to decrease in subsidiaries			(51)
Reversal of land revaluation excess			1,295
Net changes in items other than stockholders’ equity in the fiscal year	600	(140,715)	(684,507)

Net changes in the fiscal year	600	(140,715)	(248,602)

Balance at the end of the fiscal year	¥2,884	¥1,531,022	¥10,447,669

Sumitomo Mitsui Financial Group, Inc.

4. Consolidated statements of cash flows

	Millions of yen
Year ended March 31,	2015	2016
Cash flows from operating activities:
Income before income taxes	¥1,309,377	¥980,170
Depreciation	222,195	238,348
Losses on impairment of fixed assets	5,109	4,362
Amortization of goodwill	26,521	27,670
Gains on negative goodwill	—	(138)
Gains on step acquisitions	—	(58)
Equity in (gains) losses of affiliates	10,600	36,196
Net change in reserve for possible loan losses	(81,146)	(48,022)
Net change in reserve for employee bonuses	2,722	(5,077)
Net change in reserve for executive bonuses	(1,576)	(946)
Net change in net defined benefit asset and liability	(47,765)	(23,434)
Net change in reserve for executive retirement benefits	130	68
Net change in reserve for point service program	(1,305)	656
Net change in reserve for reimbursement of deposits	6,012	(4,138)
Net change in reserve for losses on interest repayment	(23,388)	61,947
Interest income	(1,891,932)	(1,868,313)
Interest expenses	386,753	445,385
Net (gains) losses on securities	(115,802)	(126,398)
Net (gains) losses from money held in trust	(0)	(0)
Net exchange (gains) losses	(717,621)	445,713
Net (gains) losses from disposal of fixed assets	6,315	575
Net change in trading assets	(423,811)	(579,837)
Net change in trading liabilities	797,462	448,508
Net change in loans and bills discounted	(4,500,362)	(2,223,331)
Net change in deposits	6,639,769	7,646,207
Net change in negotiable certificates of deposit	71,330	442,445
Net change in borrowed money (excluding subordinated borrowings)	2,656,388	(1,119,170)
Net change in deposits with banks	117,475	849,019
Net change in call loans and bills bought and others	(857,503)	157,822
Net change in receivables under securities borrowing transactions	(2,696,803)	(1,495,854)
Net change in call money and bills sold and others	922,181	(3,838,358)
Net change in commercial paper	924,066	(346,866)
Net change in payables under securities lending transactions	2,502,245	(2,524,215)
Net change in foreign exchanges (assets)	(105,639)	314,707
Net change in foreign exchanges (liabilities)	624,705	(22,636)
Net change in lease receivables and investment assets	(59,744)	(41,649)
Net change in short-term bonds (liabilities)	225,600	(99,500)
Issuance and redemption of bonds (excluding subordinated bonds)	1,038,047	420,778
Net change in due to trust account	18,803	226,408
Interest received	1,903,720	1,875,947
Interest paid	(375,300)	(438,246)
Other, net	87,971	(649,079)

Subtotal	8,605,805	(832,332)

Income taxes paid	(365,578)	(294,976)

Net cash provided by (used in) operating activities	8,240,226	(1,127,308)

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
Year ended March 31,	2015	2016
Cash flows from investing activities:
Purchases of securities	(36,624,383)	(27,007,243)
Proceeds from sale of securities	27,845,192	22,537,031
Proceeds from redemption of securities	7,854,257	7,992,771
Purchases of money held in trust	(0)	(1)
Proceeds from sale of money held in trust	3,523	1,925
Purchases of tangible fixed assets	(578,968)	(529,264)
Proceeds from sale of tangible fixed assets	188,309	147,995
Purchases of intangible fixed assets	(145,090)	(158,779)
Proceeds from sale of intangible fixed assets	28	223
Purchases of stocks of subsidiaries resulting from their merger	—	(860)
Proceeds from acquisition of business	—	2,251,106
Purchases of stocks of subsidiaries resulting in change in scope of consolidation	(58)	(652)
Proceeds from sale of stocks of subsidiaries resulting in change in scope of consolidation	—	6,698

Net cash provided by (used in) investing activities	(1,457,188)	5,240,950

Cash flows from financing activities:
Proceeds from issuance of subordinated borrowings	40,011	18,000
Redemption of subordinated borrowings	(5,000)	(39,696)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	326,350	577,142
Repayment of subordinated bonds and bonds with stock acquisition rights	(288,158)	(182,617)
Dividends paid	(170,917)	(211,952)
Repayment to non-controlling stockholders	(124,500)	(142,000)
Dividends paid to non-controlling stockholders	(79,752)	(74,891)
Purchases of treasury stock	(161)	(191)
Proceeds from disposal of treasury stock	17	54
Purchases of stocks of subsidiaries not resulting in change in scope of consolidation	(1,951)	(6)
Proceeds from sale of stocks of subsidiaries not resulting in change in scope of consolidation	1,473	162

Net cash provided by (used in) financing activities	(302,589)	(55,995)

Effect of exchange rate changes on cash and cash equivalents	177,706	(99,579)

Net change in cash and cash equivalents	6,658,153	3,958,066

Cash and cash equivalents at the beginning of the fiscal year	26,993,164	33,598,680
Increase in cash and cash equivalents resulting from inclusion of subsidiaries in consolidation	—	59

Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	(52,637)	—

Cash and cash equivalents at the end of the fiscal year	¥33,598,680	¥37,556,806

Sumitomo Mitsui Financial Group, Inc.

5. Notes to consolidated financial statements

(Note on going concern)

    Not applicable.

(Notes on significant accounting policies for preparing consolidated financial statements)

(1)	Scope of consolidation
	(a)	Consolidated subsidiaries	341 companies
		Principal companies:	Sumitomo Mitsui Banking Corporation (“SMBC”)
SMBC Trust Bank Ltd. (“SMBC Trust”)
Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”)
SMBC Nikko Securities Inc. (“SMBC Nikko”)
SMBC Friend Securities Co., Ltd. (“SMBC Friend”)
Sumitomo Mitsui Card Company, Limited (“SMCC”)
Cedyna Financial Corporation (“Cedyna”)
SMBC Consumer Finance Co., Ltd. (“SMBCCF”)
The Japan Research Institute, Limited
THE MINATO BANK, LTD.
Kansai Urban Banking Corporation
Sumitomo Mitsui Banking Corporation Europe Limited
Sumitomo Mitsui Banking Corporation (China) Limited
SMBC Guarantee Co., Ltd.
SMBC Capital Markets, Inc.

Changes in the consolidated subsidiaries in the fiscal year ended March 31, 2016 are as follows:

      54 companies were newly included in the scope of consolidation as a result of the establishment and for other reasons.

      30 companies were excluded from the scope of consolidation because of liquidation and for other reasons.

	(b)	Unconsolidated subsidiaries
		Principal company:	SBCS Co., Ltd.

180 unconsolidated subsidiaries are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have been excluded from the scope of consolidation pursuant to Article 5, Paragraph 1 Item 2 of Ordinance on Terminology, Forms and Preparation Methods of Consolidated Financial Statements.

      Other unconsolidated subsidiaries are also excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are immaterial, as such, they do not hinder a rational judgment of SMFG’s financial position and results of operations when excluded from the scope of consolidation.

(2)	Application of the equity method
	(a)	Unconsolidated subsidiaries accounted for by the equity method 5 companies
		Principal company:	SBCS Co., Ltd.

	(b)	Affiliates accounted for by the equity method 54 companies
		Principal companies:	PT Bank Tabungan Pensiunan Nasional Tbk
Sumitomo Mitsui Auto Service Company, Limited
Daiwa SB Investments Ltd.

Changes in the equity method affiliates in the fiscal year ended March 31, 2016 are as follows:

      ACLEDA Bank Plc. and other 9 companies became equity method affiliates due to the acquisition of stocks and for other reasons..1 company was excluded from the scope of equity method because of liquidation.

(c)

Unconsolidated subsidiaries that are not accounted for by the equity method

180 subsidiaries that are not accounted for by the equity method are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have not been accounted for by the equity method pursuant to Article 10 Paragraph 1 Item 2 of Ordinance on Terminology, Forms and Preparation Methods of Consolidated Financial Statements.

	(d)	Affiliates that are not accounted for by the equity method
		Principal company:	Daiwa SB Investments (USA) Ltd.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are immaterial, and as such, they do not hinder a rational judgment of SMFG’s financial position and results of operations when excluded from the scope of equity method.

Sumitomo Mitsui Financial Group, Inc.

(3)	The balance sheet dates of consolidated subsidiaries
(a)	The balance sheet dates of the consolidated subsidiaries are as follows:

April 30	1	Company
May 31	1	Company
June 30	6	companies
October 31	3	companies
November 30	6	companies
December 31	144	companies
January 31	14	companies
February 29	6	companies
March 31	160	companies

(b)

The subsidiaries with balance sheets dated April 30, May 31, June 30 and November 30 are consolidated using the financial statements as of March 31 for the purpose of consolidation. The subsidiaries with balance sheets dated October 31 are consolidated using the financial statements as of January 31. Certain subsidiaries with balance sheets dated December 31 and January 31 are consolidated using the financial statements as of March 31. Other subsidiaries are consolidated using the financial statements as of their respective balance sheet dates.

Appropriate adjustments were made to material transactions during the periods between their respective balance sheet dates and the consolidated closing date.

(4)	Accounting policies
(a)	Standards for recognition and measurement of trading assets/liabilities and trading profits/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the consolidated balance sheets on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses” on the consolidated statements of income.

Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the fiscal year. The year-on-year valuation differences of securities and monetary claims are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the year-on-year valuation differences are also recorded in the above-mentioned accounts.

(b)	Standards for recognition and measurement of securities
(i)

Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method. Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as “other securities” (available-for-sale securities). Stocks in other securities are carried at their average market prices during the final month of the fiscal year, and bonds and others are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities which are extremely difficult to determine fair value are carried at cost using the moving-average method. Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets,” after deducting the amount that is reflected in the fiscal year’s earnings by applying fair value hedge accounting.

(ii)	Securities included in money held in trust are carried in the same method as in (a) and (b) (i) above.

(c)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

(d)	Depreciation
(i)	Tangible fixed assets (excluding assets for rent and lease assets)

Buildings owned by SMFG and SMBC are depreciated using the straight-line method. Others are depreciated using the declining-balance method. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

(ii)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by SMFG and its consolidated domestic subsidiaries is depreciated over its estimated useful life (basically 5 years).

(iii)	Assets for rent

Assets for rent are depreciated using the straight-line method, assuming that lease terms are, in principle, their depreciation period and the salvage is estimated disposal value when the lease period expires.

(iv)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

Sumitomo Mitsui Financial Group, Inc.

(e)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

      For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

      Discounted Cash Flows (“DCF”) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as “Past due loans (3 months or more)” or “Restructured loans,” whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

      For other claims, a reserve is provided based on the historical loan-loss ratio. For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

      Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment.

      The reserve for possible loan losses of SMFG and other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

      For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was ¥301,983 million.

(f)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(g)	Reserve for executive bonuses

The reserve for executive bonuses is provided for payment of bonuses to executives, in the amount of estimated bonuses, which are attributable to the fiscal year.

(h)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to directors, corporate auditors and other executive officers, in the amount deemed accrued at the fiscal year-end based on our internal regulations.

(i)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “SMBC Point Pack,” credit card points programs, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(j)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(k)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment experience.

(l)	Reserve under the special laws

The reserve under the special laws is a reserve for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(m)	Employee retirement benefits

In calculating the projected benefit obligation, the benefit formula basis is used to attribute the expected benefit attributable to the respective fiscal year.

      Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period at incurrence.

      Unrecognized net actuarial gain (loss) is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

(n)	Translation of foreign currency assets and liabilities

Assets and liabilities of SMFG and SMBC denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

      Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

Sumitomo Mitsui Financial Group, Inc.

(o)	Lease transactions
(i)	Recognition of income on finance leases
Interest income is allocated to each period.
(ii)	Recognition of income on operating leases
Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.
(iii)	Recognition of income and expenses on installment sales
Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales.

(p)	Hedge accounting
(i)	Hedging against interest rate changes
As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting.

      SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

      As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.
(ii)	Hedging against currency fluctuations

SMBC applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

      Pursuant to JICPA Industry Audit Committee Report No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

      In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

(iii)	Hedging against share price fluctuations

SMBC applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and accordingly evaluates the effectiveness of such individual hedges.

(iv)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting or fair value hedge accounting or the special treatment for interest rate swaps.

(q)	Amortization of goodwill

Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(r)	Scope of “Cash and cash equivalents” on consolidated statements of cash flows

For the purposes of presenting the consolidated statements of cash flows, “Cash and cash equivalents” are cash on hand, non-interest earning deposits with banks and deposits with the Bank of Japan.

(s)	Consumption taxes

National and local consumption taxes of SMFG and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

Sumitomo Mitsui Financial Group, Inc.

(Changes in presentation)

In accordance with the provision set forth in Paragraph 39 of the “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22, issued on September 13, 2013) and other relevant provisions, changes are made to the presentation of “Net income” and other relevant items, and “Minority interests” is changed to “Non-controlling interests” from the fiscal year ended March 31, 2016. Figures for the fiscal year ended March 31, 2015 in the consolidated financial statements reflect these changes.

(Additional information)

Effect of a change in the corporate income tax rule

In accordance with the “Act for Partial Amendment of the Income Tax Act, etc.” (Act No. 15, 2016) and the “Act to Amend the Local Taxation Act, etc.” (Act No. 13, 2016) promulgated on March 29, 2016, the corporate income tax rate will be lowered from fiscal years beginning on or after April 1, 2016. Additionally, beginning from fiscal years starting on or after April 1, 2016, the use of tax loss carryforwards will be limited to the equivalent of 60% of taxable income before deducting tax loss carryforwards, and beginning from fiscal years starting on or after April 1, 2017, the use of tax loss carryforwards will be limited to the equivalent of 55% of taxable income before deducting tax loss carryforwards.

As a result of these changes, profit attributable to owners of parent decreased by ¥12,094 million and total accumulated other comprehensive income increased by ¥30,164 million.

Sumitomo Mitsui Financial Group, Inc.

(Notes to consolidated balance sheets)

(1)	Securities included stocks of unconsolidated subsidiaries and affiliates of ¥609,830 million and investments of ¥592 million.

(2)	Japanese government bonds and other securities as a sub-account of Securities included ¥900 million of unsecured loan securities for which borrowers have the right to sell or pledge.

      As for the unsecured borrowed securities for which some consolidated subsidiaries have the right to sell or pledge and the securities which some consolidated subsidiaries purchased under resale agreements and borrowed with cash collateral, that are permitted to be sold or pledged without restrictions, ¥5,245,608 million of securities are pledged, and ¥3,152,831 million of securities are held in hand as of the consolidated balance sheet date.

(3)	Bankrupt loans and non-accrual loans were ¥44,748 million and ¥594,077 million, respectively.

      “Bankrupt loans” are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of “Order for Enforcement of the Corporation Tax Act” (Cabinet Order No. 97 of 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

      “Non-accrual loans” are loans on which accrued interest income is not recognized, excluding “Bankrupt loans” and loans on which interest payments are deferred in order to support the borrowers’ recovery from financial difficulties.

(4)	Past due loans (3 months or more) totaled ¥19,845 million.

      “Past due loans (3 months or more)” are loans on which the principal or interest is past due for 3 months or more, excluding “Bankrupt loans” and “Non-accrual loans.”

(5)	Restructured loans totaled ¥266,698 million.

      “Restructured loans” are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers’ recovery from financial difficulties, excluding “Bankrupt loans,” “Non-accrual loans” and “Past due loans (3 months or more).”

(6)	The total amount of bankrupt loans, non-accrual loans, past due loans (3 months or more) and restructured loans was ¥925,370 million.

      The amounts of loans presented in Notes (3) to (6) above are the amounts before deduction of reserve for possible loan losses.

(7)

Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No. 24. SMFG’s banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions, etc. The total face value was ¥820,990 million.

(8)	Assets pledged as collateral were as follows:

March 31, 2016	Millions of yen
Assets pledged as collateral:
Cash and due from banks	¥ 75,954
Call loans and bills bought	433,224
Monetary claims bought	49,961
Trading assets	2,531,750
Securities	5,560,230
Loans and bills discounted	2,609,736
Lease receivables and investment assets	2,467
Tangible fixed assets	9,557
Other assets (installment account receivables, etc.)	135

March 31, 2016	Millions of yen
Liabilities corresponding to assets pledged as collateral:
Deposits	¥ 39,403
Payables under repurchase agreements	448,908
Payables under securities lending transactions	3,307,827
Trading liabilities	430,159
Borrowed money	4,922,927
Other liabilities	28,710
Acceptances and guarantees	194,035

In addition, cash and due from banks of ¥12,731 million, trading assets of ¥13,026 million and securities of ¥6,284,022 million were pledged as collateral for cash settlements, margins of futures markets and certain other purposes.

      Other assets include collateral money deposited for financial instruments of ¥873,964 million, surety deposits of ¥114,976 million, margins of futures markets of ¥47,015 million and other margins of ¥35,058 million.

Sumitomo Mitsui Financial Group, Inc.

(9)

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was ¥57,798,996 million and the amount of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time was ¥42,315,486 million.

      Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when such need arises and securing claims after the contracts are made.

(10)

SMBC and another consolidated subsidiary revaluated their own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation,” and our share of the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

      A certain affiliate also revaluated its own land for business activities in accordance with the Law. Our share of the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

SMBC:

March 31, 1998 and March 31, 2002

Another consolidated subsidiary and an affiliate:

March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Act)

SMBC:

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 of March 31, 1998).

Another consolidated subsidiary and an affiliate:

Fair values were determined based on the values stipulated in Article 2-3 and 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 of March 31, 1998).

(11)	Accumulated depreciation on tangible fixed assets amounted to ¥977,479 million.

(12)	Deferred gain on tangible fixed assets deductible for tax purposes amounted to ¥62,665 million.

(13)	The balance of subordinated debt included in “Borrowed money” was ¥295,199 million.

(14)	The balance of subordinated bonds included in “Bonds” was ¥2,142,286 million.

(15)	The amount guaranteed by banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of Financial Instruments and Exchange Act) in “Securities” was ¥2,004,096 million.

Sumitomo Mitsui Financial Group, Inc.

(Notes to consolidated statements of income)

(1)	“Other income” included gains on sales of stocks and other securities of ¥100,302million.

(2)	“Other expenses” included write-off of loans of ¥74,180million, equity in losses of affiliates of ¥36,196 million and provision for reserve for losses on interest repayment of ¥140,264 million.

(3)

The difference between the recoverable amount and the book value of the following assets is recognized as “Losses on impairment of fixed assets” and included in “Extraordinary losses” in the fiscal year.

Year ended March 31, 2016				Millions of yen
Area	Purpose of use		Type	Impairment loss
Tokyo metropolitan area	Branches	3 items	Land and buildings, etc.	¥ 45
	Idle assets	26 items		2,265
	Others	1 item		0
Kinki area	Branches	14 items	Land and buildings, etc.	649
	Corporate assets	1 items		349
	Idle assets	24 items		628
Other	Branches	1 item	Land and buildings, etc.	6
	Idle assets	11 items		416
	Others	4 items		0

At SMBC, a branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce cash flows that can be attributed to individual assets are treated as corporate assets. As for idle assets, impairment loss is measured individually. At SMFG and other consolidated subsidiaries, a branch or other group is the smallest asset grouping unit as well.

SMBC and other consolidated subsidiaries reduced the carrying amounts of long-lived assets of which investments are not expected to be fully recovered to their recoverable amounts, and recognized the losses as “losses on impairment of fixed assets,” which is included in “Extraordinary losses.” SMBC reduced the carrying amounts of idle assets, and other consolidated subsidiaries reduced the carrying amounts of their branches, corporate assets and idle assets.

The recoverable amount is calculated using net realizable value which is basically determined by subtracting the expected disposal cost from the appraisal value based on the Real Estate Appraisal Standard.

Sumitomo Mitsui Financial Group, Inc.

(Notes to consolidated statements of changes in net assets)

(1)	Type and number of shares issued and treasury stock

	Number of shares
Year ended March 31, 2016	As of beginning of the fiscal year	Increased in the fiscal year	Decreased in the fiscal year	As of the fiscal year-end
Shares issued
Common stock	1,414,055,625	—	—	1,414,055,625

Total	1,414,055,625	—	—	1,414,055,625

Treasury stock
Common stock *1 *2	46,814,201	39,113	22,432	46,830,882

Total	46,814,201	39,113	22,432	46,830,882

*1	Increase of 39,113 shares in the number of treasury common stock was due to purchases of fractional shares.
*2	Decrease of 22,432 shares in the number of treasury common stock was due to sales of fractional shares and exercise of stock options.

(2)	Information on stock acquisition rights

			Number of shares				Millions of yen
March 31, 2016	Detail of stock acquisition rights	Type of shares	Beginning of fiscal year	Increase in the fiscal year	Decrease in the fiscal year	Fiscal year- end	Balance as of the fiscal year-end
SMFG	Stock acquisition rights as stock options	—	—	—	—	—	¥ 2,635
Consolidated subsidiaries	—			—			249

Total							¥ 2,884

(3)	Information on dividends

(a)	Dividends paid in the fiscal year

Millions of yen, except per share data
Date of resolution	Type of shares	Cash dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 26, 2015	Common stock	¥ 112,804	¥ 80	March 31, 2015	June 26, 2015
Meeting of the Board of Directors held on November 12, 2015	Common stock	¥ 105,753	¥ 75	September 30, 2015	December 3, 2015

(b)	Dividends to be paid in the next fiscal year

Millions of yen, except per share data
Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2016	Common stock	¥ 105,753	Retained earnings	¥ 75	March 31, 2016	June 29, 2016

Sumitomo Mitsui Financial Group, Inc.

(Notes to financial instruments)

(1)

“Consolidated balance sheet amount,” “Fair value” and “Net unrealized gains (losses)” of financial instruments as of March 31, 2016 are as follows. The amounts shown in the following table do not include financial instruments (see the next page) whose fair values are extremely difficult to determine, such as unlisted stocks classified as other securities, and stocks of subsidiaries and affiliates.

	Millions of yen
March 31, 2016	Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
1) Cash and due from banks *1	¥ 42,776,432	¥ 42,783,707	¥ 7,274
2) Call loans and bills bought *1	1,290,196	1,291,525	1,329
3) Receivables under resale agreements	494,949	494,867	(82)
4) Receivables under securities borrowing transactions *1	7,972,679	7,973,016	337
5) Monetary claims bought *1	4,345,143	4,354,958	9,814
6) Trading assets
Securities classified as trading purposes	3,634,054	3,634,054	—
7) Money held in trust	5,163	5,163	—
8) Securities
Bonds classified as held-to-maturity	2,267,598	2,284,166	16,568
Other securities	21,980,120	21,980,120	—
9) Loans and bills discounted	75,066,080
Reserve for possible loan losses *1	(415,728)

	74,650,351	76,996,975	2,346,623

10) Foreign exchanges *1	1,574,079	1,576,439	2,359
11) Lease receivables and investment assets *1	1,977,899	2,081,232	103,333

Total assets	¥ 162,968,668	¥ 165,456,227	¥ 2,487,558

1) Deposits	110,668,828	110,672,780	3,951
2) Negotiable certificates of deposit	14,250,434	14,258,203	7,769
3) Call money and bills sold	1,220,455	1,220,455	(0)
4) Payables under repurchase agreements	1,761,822	1,761,822	—
5) Payables under securities lending transactions	5,309,003	5,309,003	—
6) Commercial paper	3,017,404	3,017,372	(32)
7) Trading liabilities
Trading securities sold for short sales	2,197,673	2,197,673	—
8) Borrowed money	8,571,227	8,635,608	64,380
9) Foreign exchanges	1,083,450	1,083,450	—
10) Short-term bonds	1,271,300	1,271,295	(4)
11) Bonds	7,006,357	7,258,216	251,858
12) Due to trust account	944,542	944,542	—

Total liabilities	¥ 157,302,500	¥ 157,630,423	¥ 327,923

Derivative transactions *2
Hedge accounting not applied	492,569	492,569	—
Hedge accounting applied	[207,696]	[207,696]	—

Total	¥ 284,872	¥ 284,872	¥ —

*1

The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Receivables under securities borrowing transactions,” “Monetary claims bought,” “Foreign exchanges” and “Lease receivables and investment assets” are deducted directly from “Consolidated balance sheet amount” since they are immaterial.

*2

The amounts collectively represent the derivative transactions which are recorded on “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in square brackets.

Sumitomo Mitsui Financial Group, Inc.

(2)	Consolidated balance sheet amount of financial instruments whose fair values are extremely difficult to determine are as follows.

March 31, 2016	Millions of yen
Monetary claims bought
Monetary claims bought without market prices *1	¥ 2,460
Securities
Unlisted stocks, etc. *2 *4	157,382
Investments in partnerships, etc. *3 *4	248,921

Total	¥ 408,764

*1	They are beneficiary claims that (a) behave more like equity than debt, (b) do not have market prices, and (c) it is difficult to rationally estimate their values.

*2	They are not included in the scope of fair value disclosure since there are no market prices and it is extremely difficult to determine their fair values.

*3

They are capital contributions with no market prices. The above-stated amount includes the book value amount of investments in the partnership of which SMFG records net changes in their balance sheets and statements of income.

*4	Unlisted stocks and investments in partnership totaling ¥7,618 million were written-off in the fiscal year ended March 31, 2016.

Sumitomo Mitsui Financial Group, Inc.

(Notes to securities)

The amounts shown in the following tables include trading securities and short-term bonds classified as “Trading assets,” negotiable certificates of deposit bought classified as “Cash and due from banks” and beneficiary claims on loan trusts classified as “Monetary claims bought,” in addition to “Securities” stated in the consolidated balance sheet.

(1)	Securities classified as trading purposes

March 31, 2016	Millions of yen
Valuations losses included in the earnings for the fiscal year	¥(32,241)

(2)	Bonds classified as held-to-maturity

		Millions of yen
March 31, 2016		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains	Japanese government bonds	¥2,241,546	¥2,258,065	¥16,518
	Japanese local government bonds	16,460	16,485	25
	Japanese corporate bonds	5,202	5,230	27
	Other	—	—	—

	Subtotal	2,263,208	2,279,780	16,572

Bonds with unrealized losses	Japanese government bonds	—	—	—
	Japanese local government bonds	4,389	4,385	(3)
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	4,389	4,385	(3)

Total		¥2,267,598	¥2,284,166	¥16,568

(3)	Other securities

		Millions of yen
March 31, 2016		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains	Stocks	¥3,103,065	¥1,480,085	¥1,622,980
	Bonds	9,870,848	9,759,438	111,410
	Japanese government bonds	7,380,250	7,317,408	62,842
	Japanese local government bonds	26,353	26,195	157
	Japanese corporate bonds	2,464,245	2,415,834	48,411
	Other	5,318,399	5,027,532	290,867

	Subtotal	18,292,314	16,267,055	2,025,258

Other securities with unrealized losses	Stocks	277,214	327,194	(49,979)
	Bonds	1,022,241	1,024,465	(2,223)
	Japanese government bonds	724,800	725,202	(402)
	Japanese local government bonds	4,867	4,885	(17)
	Japanese corporate bonds	292,573	294,377	(1,803)
	Other	3,132,891	3,198,433	(65,542)

	Subtotal	4,432,347	4,550,093	(117,745)

Total		¥22,724,662	¥20,817,149	¥1,907,512

    (Notes)

1.	Net unrealized gains (losses) on other securities shown above include gains of ¥871 million that are recognized in the fiscal year’s earnings by applying fair value hedge accounting.
2.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows.

March 31, 2016	Millions of yen
Stocks	¥131,602
Other	277,161

Total	¥408,764

These amounts are not included in “(3) Other securities” since there are no market prices and it is extremely difficult to determine their fair values.

(4)	Held-to-maturity bonds sold during the fiscal year

There are no corresponding transactions.

Sumitomo Mitsui Financial Group, Inc.

(5)	Other securities sold during the fiscal year

	Millions of yen
Year ended March 31, 2016	Sales amount	Gains on sales	Losses on sales
Stocks	¥161,735	¥42,097	¥(2,784)
Bonds	12,304,977	25,883	(1,520)
Japanese government bonds	12,079,605	25,531	(237)
Japanese local government bonds	61,407	23	(98)
Japanese corporate bonds	163,963	329	(1,185)
Other	10,175,242	117,516	(28,467)

Total	¥22,641,955	¥185,497	¥(32,773)

(6)	Change of classification of securities

There are no significant corresponding transactions to be disclosed.

(7)	Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding securities whose fair values are extremely difficult to determine) are considered as impaired if the fair value of the securities declines materially below the acquisition cost and such decline is not considered to be recoverable. The securities are recognized at fair value on the consolidated balance sheet and the amount of write-down is accounted for as valuation loss for the fiscal year. Valuation loss for the fiscal year was ¥4,838 million. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	: Fair value is lower than acquisition cost.
Issuers requiring caution	: Fair value is 30% or lower than acquisition cost.
Normal issuers	: Fair value is 50% or lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.

Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.

Issuers requiring caution: Issuers that are identified for close monitoring.

Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

(1)	Money held in trust classified as trading purposes

There are no corresponding transactions.

(2)	Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(3)	Other money held in trust

Millions of yen
March 31, 2016	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥ 5,163	¥ 5,163	¥ —

Sumitomo Mitsui Financial Group, Inc.

(Segment information)

(1)	Information on profit and loss amount by reportable segment

	Millions of yen
	Commercial banking
	SMBC
Fiscal year ended March 31, 2016	SMBC Sub-total	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Head office account	Others	Total
Gross profit	¥1,534,271	¥545,350	¥372,811	¥355,994	¥293,570	¥(33,453)	¥302,987	¥1,837,258
Interest income	1,023,576	300,125	302,025	225,437	168,190	27,799	174,431	1,198,007
Non-interest income	510,694	245,225	70,786	130,557	125,380	(61,253)	128,555	639,250

Expenses, etc.	(805,483)	(205,095)	(354,116)	(116,484)	(29,074)	(100,714)	(218,991)	(1,024,475)

Consolidated net business profit	¥728,787	¥340,255	¥18,695	¥239,510	¥264,496	¥(134,168)	¥83,995	¥812,783

	Millions of yen
	Leasing			Securities
Fiscal year ended March 31, 2016	SMFL	Others	Total	SMBC Nikko	SMBC Friend	Others	Total
Gross profit	¥142,813	¥19,740	¥162,553	¥316,329	¥43,771	¥(2,971)	¥357,130
Interest income	17,847	5,053	22,900	1,605	1,499	1,531	4,636
Non-interest income	124,965	14,686	139,652	314,724	42,271	(4,502)	352,493

Expenses, etc.	(62,140)	(4,944)	(67,084)	(255,820)	(38,797)	(12,652)	(307,270)

Consolidated net business profit	¥80,673	¥14,795	¥95,468	¥60,509	¥4,974	¥(15,624)	¥49,859

	Millions of yen
	Consumer finance
Fiscal year ended March 31, 2016	SMCC	Cedyna	SMBCCF	Others	Total	Other business	Grand total
Gross profit	¥208,514	¥165,143	¥233,388	¥4,467	¥611,512	¥(64,490)	¥2,903,964
Interest income	13,579	23,685	156,985	(5,382)	188,867	8,515	1,422,928
Non-interest income	194,934	141,458	76,402	9,849	422,645	(73,005)	1,481,036

Expenses, etc.	(157,112)	(124,151)	(104,843)	(11,118)	(397,225)	35,023	(1,761,032)

Consolidated net business profit	¥51,402	¥40,991	¥128,544	¥(6,651)	¥214,287	¥(29,467)	¥1,142,931

(Notes)

1.	“SMFL” and “SMBCCF” show consolidated figures of respective companies. “SMBC Nikko” represents non-consolidated figures of SMBC Nikko plus figures of the overseas incorporated securities companies. “Cedyna” provides consolidated figures minus figures of immaterial subsidiaries.
2.	“Other business” includes profit or loss to be eliminated as inter-segment transactions.

(2)	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Fiscal year ended March 31, 2016	Millions of yen
Consolidated net business profit	¥1,142,931
Other ordinary income	197,494
Other ordinary expenses (excluding equity in losses of affiliates)	(355,141)

Ordinary profit on consolidated statements of income	¥985,284

Sumitomo Mitsui Financial Group, Inc.

(Business combination)

<Business combination through acquisition>

The integration of Citibank’s retail banking business by SMBC Trust Bank

SMBC Trust Bank Ltd. (“SMBC Trust”), a wholly owned subsidiary of SMFG, succeeded the retail banking business from Citibank Japan Ltd. (“Citibank”), a wholly owned subsidiary of Citigroup Inc., through the absorption-type split on November 1, 2015 (effective date). The outline of the business combination through acquisition is as follows:

1.	Outline of the business combination

(1)	Name of the acquired company and its business
Citibank Japan Ltd. (Retail banking business)
(2)	Main reasons for the business combination
We aim at achieving sustainable growth at SMFG, through expansion of the customer base with the integration of retail customers acquired from Citibank; further strengthening of overseas operations through the acquisition of approximately 1 trillion yen in foreign currency deposits; and the sharing of expertise in various areas, including foreign currency investment management and marketing.
(3)	Date of the business combination
November 1, 2015
(4)	Legal form of the business combination
This is an absorption-type split in which SMBC Trust is the successor company.
(5)	Name of the entity after the business combination
SMBC Trust Bank Ltd.
(6)	Grounds for deciding on the acquirer
SMBC Trust allocated non-voting stocks to Citibank as the consideration of the acquisition.

2.	Period of the acquired company’s financial result included in the consolidated statements of income of SMFG

  From November 1, 2015 to March 31, 2016

3. Acquisition cost and consideration of the acquired business

Consideration	Non-voting stocks (900,000 shares)	¥45,000 million
Acquisition cost		¥45,000 million

Note that SMBC Trust allocated its non-voting stocks to Citibank and SMBC, a wholly owned subsidiary of SMFG, acquired them in cash.

4.	Major acquisition-related costs

Advisory fees etc.,	¥286 million

5.	Amount of goodwill, reason for recognizing goodwill, amortization method and the period

(1)	Amount of goodwill
¥14,476 million
(2)	Reason for recognizing goodwill
SMFG accounted for the difference between the acquisition cost and fair value of the acquired net assets on the date of the business combination as goodwill.
(3)	Amortization method and the period
Straight-line method over 20 years

6.	Amounts of assets and liabilities acquired on the date of the business combination

(1)	Assets

Millions of yen
Total assets	2,407,085
Cash and due from banks	2,296,106

(2)	Liabilities

Millions of yen
Total liabilities	2,376,561
Deposits	2,361,907

Sumitomo Mitsui Financial Group, Inc.

7.	The amounts allocated to intangible fixed assets other than goodwill, breakdown by component and the weighted average amortization period by component

Intangible fixed assets, other than goodwill	¥36,807 million	(20 years	)
Core deposits	¥27,487 million	(20 years	)
Assets related to customers	¥9,320 million	(20 years	)

8.	Approximate amounts and their calculation method of impact on the consolidated statements of income for the fiscal year ended March 31, 2016, assuming that the business combination had been completed at the beginning of the fiscal year

  The approximate amounts have not been disclosed since they are immaterial.

(Per share data)

As of and year ended March 31, 2016	Yen
Net assets per share	¥ 6,519.60
Earnings per share	472.99
Earnings per share (diluted)	472.67

(Notes)

1. Earnings per share and earnings per share (diluted) are calculated based on the followings:

Year ended March 31, 2016	Millions of yen, except number of shares
Earnings per share
Profit attributable to owners parents	¥ 646,687
Amount not attributable to common stockholders	—
Profit attributable to owners parents attributable to common stock	646,687
Average number of common stock during the fiscal year (in thousands)	1,367,228

Earnings per share (diluted)
Adjustment for profit attributable to owners parents	(0)
Adjustment of dilutive shares issued by subsidiaries	(0)
Increase in number of common stock (in thousands)	928
Stock acquisition rights (in thousands)	928
Outline of dilutive shares which were not included in the calculation of “Earnings per share (diluted)” because they do not have dilutive effect:	—

2. Net assets per share is calculated based on the followings:

March 31, 2016	Millions of yen, except number of shares
Net assets	¥ 10,447,669
Amount excluded from Net assets	1,533,907
Stock acquisition rights	2,884
Non-controlling interests	1,531,022
Net assets attributable to common stock at the fiscal year-end	8,913,761
Number of common stock at the fiscal year-end used for the calculation of Net assets per share (in thousands)	1,367,224

(Significant subsequent events)

There are no significant subsequent events to be disclosed.

Sumitomo Mitsui Financial Group, Inc.

VI. Non-consolidated financial statements

1. Non-consolidated balance sheets

	Millions of yen
March 31,	2015	2016
Assets:
Current assets
Cash and due from banks	¥ 201,862	¥ 502,449
Prepaid expenses	61	139
Accrued income	4,786	8,940
Accrued income tax refunds	102,966	110,953
Other current assets	2,275	2,661

Total current assets	311,951	625,144

Fixed assets
Tangible fixed assets
Buildings	30	41
Equipment	0	1

Total tangible fixed assets	31	43

Intangible fixed assets
Software	265	318

Total intangible fixed assets	265	318

Investments and other assets
Investments in subsidiaries and affiliates	6,155,487	6,155,487

Long-term loans receivable from subsidiaries and affiliates	376,262	1,406,565

Others	—	0

Total investments and other assets	6,531,750	7,562,053

Total fixed assets	6,532,046	7,562,414

Total assets	¥ 6,843,998	¥ 8,187,559

Liabilities:
Current liabilities
Short-term borrowings	¥ 1,228,030	¥ 1,228,030
Accounts payable	870	839
Accrued expenses	7,084	11,268
Income taxes payable	21	31
Business office taxes payable	7	8
Reserve for employee bonuses	180	203
Reserve for executive bonuses	97	88
Other current liabilities	961	898

Total current liabilities	1,237,253	1,241,369

Fixed liabilities
Bonds	611,962	1,624,265
Long-term borrowings	31,000	49,000

Total fixed liabilities	642,962	1,673,265

Total liabilities	1,880,215	2,914,634

Net assets:
Stockholders’ equity
Capital stock	2,337,895	2,337,895
Capital surplus
Capital reserve	1,559,374	1,559,374
Other capital surplus	24,349	24,332

Total capital surplus	1,583,723	1,583,706

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420
Retained earnings brought forward	1,022,371	1,331,100

Total retained earnings	1,052,791	1,361,520

Treasury stock	(12,713)	(12,833)

Total stockholders’ equity	4,961,697	5,270,289

Stock acquisition rights	2,085	2,635

Total net assets	4,963,782	5,272,925

Total liabilities and net assets	¥ 6,843,998	¥ 8,187,559

Sumitomo Mitsui Financial Group, Inc.

2. Non-consolidated statements of income

	Millions of yen
Year ended March 31,	2015	2016
Operating income:
Dividends on investments in subsidiaries and affiliates	¥ 504,097	¥ 543,143
Fees and commissions received from subsidiaries and affiliates	13,800	16,621
Interests on loans receivable from subsidiaries and affiliates	9,492	18,080

Total operating income	527,391	577,845

Operating expenses:
General and administrative expenses	8,683	9,742
Interest on bonds	25,034	29,259
Interest on long-term borrowings	20	347

Total operating expenses	33,739	39,349

Operating profit	493,651	538,496

Non-operating income:
Interest income on deposits	163	267
Fees and commissions income	2	2
Other non-operating income	80	222

Total non-operating income	246	492

Non-operating expenses:
Interest on short-term borrowings	5,894	5,787
Fees and commissions payments	0	—
Amortization of bond issuance cost	2,028	5,906
Other non-operating expenses	0	1

Total non-operating expenses	7,923	11,696

Ordinary profit	485,974	527,292

Income before income taxes	485,974	527,292

Income taxes-current	3	3

Income taxes	3	3

Net income	¥ 485,970	¥ 527,288

Sumitomo Mitsui Financial Group, Inc.

3. Non-consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
Year ended March 31, 2015	Capital stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total retained earnings
					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the fiscal year	¥ 2,337,895	¥ 1,559,374	¥ 24,347	¥ 1,583,721	¥ 30,420	¥ 712,661	¥ 743,081
Changes in the fiscal year
Cash dividends						(176,260)	(176,260)
Net income						485,970	485,970
Purchase of treasury stock
Disposal of treasury stock			2	2
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	—	2	2	—	309,709	309,709

Balance at the end of the fiscal year	¥ 2,337,895	¥ 1,559,374	¥ 24,349	¥ 1,583,723	¥ 30,420	¥ 1,022,371	¥ 1,052,791

	Millions of yen
	Stockholders’ equity		Stock acquisition rights	Total net assets
Year ended March 31, 2015	Treasury stock	Total
Balance at the beginning of the fiscal year	¥ (12,566)	¥ 4,652,131	¥ 1,634	¥ 4,653,766
Changes in the fiscal year
Cash dividends		(176,260)		(176,260)
Net income		485,970		485,970
Purchase of treasury stock	(161)	(161)		(161)
Disposal of treasury stock	15	17		17
Net changes in items other than stockholders’ equity in the fiscal year			451	451

Net changes in the fiscal year	(146)	309,565	451	310,016

Balance at the end of the fiscal year	¥ (12,713)	¥ 4,961,697	¥ 2,085	¥ 4,963,782

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
	Stockholders’ equity
Year ended March 31, 2016	Capital stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total retained earnings
					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the fiscal year	¥ 2,337,895	¥ 1,559,374	¥ 24,349	¥ 1,583,723	¥ 30,420	¥ 1,022,371	¥ 1,052,791
Changes in the fiscal year
Cash dividends						(218,558)	(218,558)
Net income						527,288	527,288
Purchase of treasury stock
Disposal of treasury stock			(17)	(17)
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	—	(17)	(17)	—	308,729	308,729

Balance at the end of the fiscal year	¥ 2,337,895	¥ 1,559,374	¥ 24,332	¥ 1,583,706	¥ 30,420	¥ 1,331,100	¥ 1,361,520

	Millions of yen
	Stockholders’ equity		Stock acquisition rights	Total net assets
Year ended March 31, 2016	Treasury stock	Total
Balance at the beginning of the fiscal year	¥ (12,713)	¥ 4,961,697	¥ 2,085	¥ 4,963,782
Changes in the fiscal year
Cash dividends		(218,558)		(218,558)
Net income		527,288		527,288
Purchase of treasury stock	(191)	(191)		(191)
Disposal of treasury stock	71	54		54
Net changes in items other than stockholders’ equity in the fiscal year			549	549

Net changes in the fiscal year	(119)	308,592	549	309,142

Balance at the end of the fiscal year	¥ (12,833)	¥ 5,270,289	¥ 2,635	¥ 5,272,925